Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors

Altiris, Inc.:

We consent to the use of our report dated March 23, 2005, with respect to the consolidated balance sheet of Pedestal Software, Inc. as of December 31, 2004, and the related consolidated statements of operations, changes in redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the year ended December 31, 2004, which report appears in the Form 8-K/A of Altiris, Inc. filed with the United States Securities and Exchange Commission on May 4, 2005. Our report refers to the acquisition of Pedestal Software, Inc. by Altiris, Inc.

/s/ KPMG LLP

Boston, Massachusetts

May 4, 2005